Exhibit 99.1
Nomad Foods Reports First Quarter 2022 Financial Results

Revenue growth of +3.6% with adjusted EPS of €0.43

Reiterates Full Year Adjusted EPS Guidance of €1.71 - €1.75
FELTHAM, England - May 11, 2022 - Nomad Foods Limited (NYSE: NOMD), today reported financial results for the three month period ended March 31, 2022. Key operating highlights and financial performance for the first quarter 2022, when compared to the first quarter 2021, include:

•Reported revenue increased 3.6% to €733 million
•Organic revenue decline of 4.5%
•Reported Profit for the period of €56 million
•Adjusted EBITDA decreased 4.4% to €132 million
•Adjusted EPS decreased 8.5% to €0.43
Management Comments
Stéfan Descheemaeker, Nomad Foods’ Chief Executive Officer, stated, “In our first quarter results, we performed well against challenging pandemic comparisons and a difficult macro backdrop, proving the strength of our business model. The Ukraine conflict created dislocations across our supply chain, and I am proud of how well our team delivered under difficult circumstances. We achieved total revenue growth of 3.6% while showing positive market share momentum and maintaining our focus on innovation. We have rapidly adjusted to inflationary changes in the market and plan to recoup rising input costs through more price increases this year while remaining hedged on key inputs for 2022 and beyond. As a result, we are on pace to deliver another year of double-digit Adjusted EPS growth, expecting €1.71-€1.75 for the year. We continue to be on track to deliver our €2.30 EPS target for 2025."

Noam Gottesman, Nomad Foods’ Co-Chairman and Founder, commented, “We formed Nomad Foods as a resilient business that would invest in people, brands and growth while maintaining a disciplined capital allocation strategy. Amid recent macro challenges, we remain confident in the Nomad model and we see great opportunities still ahead. We are gaining market share while staying focused on investment in key areas of the business, especially supply chain. We are pleased with the on-going integration of Fortenova's frozen food business and see upside in that exciting enterprise. Overall, we remain focused on a balanced and flexible strategy of smart acquisition and share repurchases to compound the success of our operating results for shareholders. We believe we are well positioned for 2022 and for growth in the longer-term.”

First Quarter of 2022 results compared to the First Quarter of 2021
•Revenue increased 3.6% to €733 million. Organic revenue decline of 4.5% was comprised of a 6.1% decline in volume/mix partially offset 1.6% increase in price.
•Adjusted Gross profit decreased 4.8% to €205 million. Adjusted gross margin decreased 250 basis points to 27.9%, driven by higher raw material costs and the inclusion of the Fortenova's frozen food business acquisition whose gross margins are below that of the base business.
•Adjusted operating expenses was unchanged at €94 million.
•Adjusted EBITDA decreased 4.4% to €132 million and Adjusted Profit for the period decreased 10% to €75 million due to the aforementioned factors.
•Adjusted EPS decreased 8.5% to €0.43, reflecting a decline in Adjusted Profit after tax. Reported EPS increased 14.3% to €0.32.
2022 Guidance
The Company is reiterating Adjusted EPS guidance of €1.71 to €1.75 for 2022, representing 10-13% growth. This guidance assumes high-single-digit revenue growth with a modest organic revenue decline offset by the inclusion of the Fortenova's frozen food business for the full-year.

Conference Call and Webcast
The Company will host a conference call with members of the executive management team to discuss these results today, Wednesday, May 11, 2022 at 1:30 p.m. BST (8:30 a.m. Eastern Daylight Time). A live audio webcast of the conference call and an accompanying presentation will both be available at Nomad Foods’ website at www.nomadfoods.com under Investor Relations. Additionally, participants in North America may access the live call by dialing +1-855-327-6837 and international participants may dial +1-631-891-4304.

A replay of the webcast will be available on the Company website for two weeks following the event. This can be accessed by dialing +1-844-512-2921 and by international listeners by dialing +1-412-317-6671; the replay pin number is 10019050.

Nomad Foods Contacts
Investor Relations Contact
Anthony Bucalo
Nomad Foods Limited
+1-914-907-8724

About Nomad Foods
Nomad Foods (NYSE: NOMD) is Europe’s leading frozen food company. The Company’s portfolio of iconic brands, which includes Birds Eye, Findus, iglo, Ledo and Frikom, have been a part of consumers’ meals for generations, standing for great tasting food that is convenient, high quality and nutritious. Nomad Foods is headquartered in the United Kingdom. Additional information may be found at www.nomadfoods.com.

Financial Information
Nomad Foods is presenting Adjusted and Organic financial information, which is considered non-IFRS financial information, for the three months ended March 31, 2022 and for comparative purposes, the three months ended March 31, 2021.

Adjusted financial information for the three months ended March 31, 2022 and 2021 presented in this press release reflects the historical reported financial statements of Nomad Foods, adjusted primarily for share based payment expenses and related employer payroll taxes, non-operating M&A related costs, exceptional items and foreign currency translation charges/gains.

Adjusted EBITDA is profit or loss for the period before taxation, net financing costs, depreciation and amortization, adjusted to exclude, when they occur, the impacts of exited markets, acquisition purchase price adjustments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges and other unusual or non-recurring items. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EBITDA provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Adjusted EBITDA should not be considered as an alternative to profit/(loss) for the period, determined in accordance with IFRS, as an indicator of the Company’s operating performance.

Adjusted Profit for the period is defined as profit for the period excluding, when they occur, the impacts of exited markets, acquisition purchase price adjustments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges, unissued preferred share dividends, as well as certain other items considered unusual or non-recurring in nature. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted Profit after tax provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Adjusted EPS is defined as basic earnings per share excluding, when they occur, the impacts of exited markets, acquisition purchase price adjustments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges, unissued preferred share dividends, as well as certain other items considered unusual or non-recurring in nature. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EPS provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Organic revenue growth/(decline) is an adjusted measurement of our operating results. The comparison for the three months ended March 31, 2022 and 2021 presented in this press release takes into consideration only those activities that were in effect during both time periods. Organic revenue growth/(decline) reflects reported revenue adjusted for currency translation and non-comparable trading items such as expansion, acquisitions, disposals, closures, trading day impacts or any other event that artificially impacts the comparability of our results.

Adjusted Gross Profit and adjusted gross margin exclude acquisition purchase price accounting adjustments within cost of goods sold.

Adjustments for currency translation are calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.

Adjusted and Organic non-IFRS financial information should be read in conjunction with the unaudited financial statements of Nomad Foods included in this press release as well as the historical financial statements of the Company previously filed with the SEC.

Nomad Foods believe its non-IFRS financial measures provide an important additional measure with which to monitor and evaluate the Company’s ongoing financial results, as well as to reflect its acquisitions. Nomad Foods’ calculation of these financial measures may be different from the calculations used by other companies and comparability may therefore be limited. The Adjusted and Organic financial information presented herein is based upon certain assumptions that Nomad Foods believes to be reasonable and is presented for informational purposes only and is not necessarily indicative of any anticipated financial position or future results of operations that the Company will experience. You should not consider the Company’s non-IFRS financial measures an alternative or substitute for the Company’s reported results and are cautioned not to place undue reliance on these results and information as they may not be representative of our actual or future results as a Company.

Please see on pages 7 to 10, the non-IFRS reconciliation tables attached hereto and the schedules accompanying this release for an explanation and reconciliation of the Adjusted and Organic financial information to the most directly comparable IFRS measure.

Nomad Foods Limited As Reported
Statements of Profit or Loss (unaudited)
Three months ended March 31, 2022 and March 31, 2021

	Three months ended March 31, 2022	Three months ended March 31, 2021
	€m	€m
Revenue	732.9	707.4
Cost of sales	(528.2)	(494.6)
Gross profit	204.7	212.8
Other operating expenses	(98.1)	(98.0)
Exceptional items	(19.0)	(10.8)
Operating profit	87.6	104.0
Finance income	0.9	—
Finance costs	(15.5)	(40.3)
Net financing costs	(14.6)	(40.3)
Profit before tax	73.0	63.7
Taxation	(17.0)	(14.4)
Profit for the period	56.0	49.3

Basic & diluted earnings per share in €	0.32	0.28

Nomad Foods Limited As Reported
Statements of Financial Position
As at March 31, 2022 (unaudited) and December 31, 2021 (audited)

	As at March 31, 2022	As at December 31, 2021
	€m	€m
Non-current assets
Goodwill	2,099.4	2,099.4
Intangibles	2,457.0	2,455.7
Property, plant and equipment	543.0	549.4
Other non-current assets	7.8	8.9
Derivative financial instruments	7.1	—
Deferred tax assets	119.2	128.3
Total non-current assets	5,233.5	5,241.7
Current assets
Cash and cash equivalents	255.8	254.2
Inventories	428.1	410.6
Trade and other receivables	288.3	234.6
Indemnification assets	2.6	9.5
Derivative financial instruments	23.3	20.2
Total current assets	998.1	929.1
Total assets	6,231.6	6,170.8
Current liabilities
Trade and other payables	718.9	692.0
Current tax payable	207.1	198.5
Provisions	38.6	39.3
Loans and borrowings	29.4	29.1
Derivative financial instruments	6.2	7.3
Total current liabilities	1,000.2	966.2
Non-current liabilities
Loans and borrowings	2,212.6	2,198.3
Employee benefits	216.4	244.2
Other non-current liabilities	1.6	1.8
Provisions	2.9	2.9
Derivative financial instruments	—	20.8
Deferred tax liabilities	442.0	437.6
Total non-current liabilities	2,875.5	2,905.6
Total liabilities	3,875.7	3,871.8
Net assets	2,355.9	2,299.0
Equity attributable to equity holders
Share capital and capital reserve	1,596.3	1,623.1
Share-based compensation reserve	7.1	6.9
Founder Preferred Share Dividend reserve	166.0	166.0
Translation reserve	102.8	105.1
Other reserves	21.3	10.5
Retained earnings	462.4	387.4
Total equity	2,355.9	2,299.0

Nomad Foods Limited As Reported
Statements of Cash Flows (unaudited)
For the three months ended March 31, 2022 and the three months ended March 31, 2021

	For the three months ended March 31, 2022	For the three months ended March 31, 2021
	€m	€m
Cash flows from operating activities
Profit for the period	56.0	49.3
Adjustments for:
Exceptional items	19.0	10.8
Non-cash fair value purchase price adjustment of inventory	—	2.3
Share based payment expense	1.2	0.5
Depreciation and amortization	21.2	16.8
Loss on disposal of property, plant and equipment	0.1	0.1
Net finance costs	14.6	40.3
Taxation	17.0	14.4
Operating cash flow before changes in working capital, provisions and exceptional items	129.1	134.5
(Increase)/decrease in inventories	(19.6)	42.1
Increase in trade and other receivables	(54.2)	(9.3)
Increase/(decrease) in trade and other payables	44.1	(20.0)
Increase in employee benefits and other provisions	0.5	0.8
Cash generated from operations before tax and exceptional items	99.9	148.1
Cash flows relating to exceptional items	(12.6)	(9.7)
Tax paid	(9.1)	(20.5)
Net cash generated from operating activities	78.2	117.9
Cash flows from investing activities
Purchase of property, plant and equipment and intangibles	(20.4)	(19.5)
Redemption of investments	—	7.8
Cash used in investing activities	(20.4)	(11.7)
Cash flows from financing activities
Repurchase of ordinary shares	(26.8)	(10.5)
Payments related to shares withheld for taxes	—	(16.4)
Payment of lease liabilities	(5.5)	(4.9)
Interest paid	(22.7)	(8.9)
Other financing cash flows	1.7	0.5
Net cash used in financing activities	(53.3)	(40.2)
Net increase in cash and cash equivalents	4.5	66.0
Cash and cash equivalents at beginning of period	254.2	382.5
Effect of exchange rate fluctuations	(2.9)	4.5
Cash and cash equivalents at end of period	255.8	453.0

Nomad Foods Limited
Adjusted Financial Information
(In € millions, except per share data)
Reconciliation of Non-IFRS Financial Measures
The following table reconciles adjusted financial information for the three months ended March 31, 2022 to the reported results of Nomad Foods for such period.
Adjusted Statement of Profit or Loss (unaudited)
Three Months Ended March 31, 2022

€ in millions, except per share data	As reported for the three months ended March 31, 2022	Adjustments		As adjusted for the three months ended March 31, 2022
Revenue	732.9	—		732.9
Cost of sales	(528.2)	—		(528.2)
Gross profit	204.7	—		204.7
Other operating expenses	(98.1)	3.7	(a)	(94.4)
Exceptional items	(19.0)	19.0	(b)	—
Operating profit	87.6	22.7		110.3
Finance income	0.9	(0.9)		—
Finance costs	(15.5)	—		(15.5)
Net financing costs	(14.6)	(0.9)	(c)	(15.5)
Profit before tax	73.0	21.8		94.8
Taxation	(17.0)	(2.5)	(d)	(19.5)
Profit for the period	56.0	19.3		75.3

Weighted average shares outstanding in millions - basic	174.4			174.4
Basic earnings per share	0.32			0.43
Weighted average shares outstanding in millions - diluted	174.4			174.4
Diluted earnings per share	0.32			0.43

(a)Represents share based payment charge including employer payroll taxes of €1.3 million and non-operating M&A transaction costs of €2.4 million.
(b)Represents exceptional items which management believes are non-recurring and do not have a continuing impact. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.
(c)Elimination of €0.9 million of foreign exchange translation gains.
(d)Represents tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles adjusted financial information for the three months ended March 31, 2021 to the reported results of Nomad Foods for such period.
Adjusted Statement of Profit or Loss (unaudited)
Three Months Ended March 31, 2021

€ in millions, except per share data	As reported for the three months ended March 31, 2021	Adjustments		As adjusted for the three months ended March 31, 2021
Revenue	707.4	—		707.4
Cost of sales	(494.6)	2.3	(a)	(492.3)
Gross profit	212.8	2.3		215.1
Other operating expenses	(98.0)	3.6	(b)	(94.4)
Exceptional items	(10.8)	10.8	(c)	—
Operating profit	104.0	16.7		120.7
Finance costs	(40.3)	25.0		(15.3)
Net financing costs	(40.3)	25.0	(d)	(15.3)
Profit before tax	63.7	41.7		105.4
Taxation	(14.4)	(7.3)	(e)	(21.7)
Profit for the period	49.3	34.4		83.7

Weighted average shares outstanding in millions - basic	177.8			177.8
Basic earnings per share	0.28			0.47
Weighted average shares outstanding in millions - diluted	177.8			177.8
Diluted earnings per share	0.28			0.47
(a)Represents non-cash fair value uplift of inventory recorded as part of the Findus Switzerland purchase price accounting.
(b)Represents share based payment charge including employer payroll taxes of €0.6 million and non-operating M&A transaction costs of €3.0 million.
(c)Represents exceptional items which management believes are non-recurring and do not have a continuing impact. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.
(d)Elimination of a one-time €12.4 million loss from the impairment of a short-term investment made with surplus cash as part of our cash management activities, €11.6 million of foreign exchange translation losses and €1.0 million of foreign exchange losses on derivatives.
(e)Represents tax impact of the above at the applicable tax rate for each exceptional item, determined by the nature of the item and the jurisdiction in which it arises.

Reconciliation of Non-IFRS Financial Measures (continued)
Reconciliation of Profit for the period to EBITDA and Adjusted EBITDA (unaudited)

	Three months ended
€ in millions	March 31, 2022	March 31, 2021
Profit for the period	56.0	49.3
Taxation	17.0	14.4
Net financing costs	14.6	40.3
Depreciation & amortization	21.2	16.8
Acquisition purchase price adjustments (a)	—	2.3
Exceptional items (b)	19.0	10.8
Other add-backs (c)	3.7	3.6
Adjusted EBITDA	131.5	137.5

Revenue	732.9	707.4
Adjusted EBITDA margin (d)	17.9%	19.4%

(a)Represents non-cash fair value uplift of inventory recorded as part of the Findus Switzerland purchase price accounting.
(b)Adjustment to add back exceptional items. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.
(c)Represents the elimination of share-based payment charges including employer payroll taxes for the three month period to March 31, 2022 of €1.3 million (2021: €0.6 million) as well as the elimination of non-operating M&A transaction costs for the three month period to March 31, 2022 of €2.4 million (2021: €3.0 million). We exclude these costs because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance.
(d)Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by Revenue.

Nomad Foods Limited
Adjusted Financial Information (continued)

Appendix 1: Reconciliation from reported to organic revenue growth/(decline)
Year on Year Growth - March 31, 2022 compared with March 31, 2021:

Three Months Ended March 31, 2022
YoY change
Reported Revenue Growth	3.6%

Of which:
Organic Revenue Growth/(Decline)	(4.5)%
Acquisitions	6.7%
Translational FX (a)	1.4%
Total	3.6%

(a)Translational FX is calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.

Forward-Looking Statements
Forward-Looking Statements and Disclaimers

Certain statements in this announcement are forward-looking statements which are based on the Company’s expectations, intentions and projections regarding its future performance, anticipated events or trends and other matters that are not historical facts, including the Company’s expectations regarding (i) its future operating and financial performance, including its reiterated guidance with respect to Adjusted EPS and Adjusted EPS growth for 2022, its EPS target for 2025 and long-term growth; (ii) its ability to recoup rising input costs through price increases and hedging activities; and (iii) the benefits of the Fortenova frozen food business acquisition.

These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including: (i) the Company’s ability to effectively mitigate factors that negatively impact its supply of raw materials, including the conflict in Ukraine; (ii) the Company’s ability to successfully mitigate inflationary changes in the market; (iii) the Company’s ability to successfully identify suitable acquisition targets and adequately evaluate the potential performance of such acquisition targets; (iv) the Company’s ability to successfully implement its strategies (including its M&A strategy) and strategic initiatives and to recognize the anticipated benefits of such strategic initiatives; (v) the Company’s ability to accurately predict the performance of its Green Cuisine brand and the Findus Switzerland and Fortenova's frozen food businesses' and their impact on the Company’s growth; (vi) the Company’s ability to effectively compete in its markets, including the ability of Green Cuisine to effectively compete in Continental Europe; (vii) changes in consumer preferences, such as meat substitutes, and the Company’s failure to anticipate and respond to such changes or to successfully develop and renovate products; (viii) the effects of reputational damage from unsafe or poor quality food products; (ix) the risk that securities markets will react negatively to actions by the Company; (x) the adequacy of the Company’s cash resources to achieve its anticipated growth agenda; (xi) increases in operating costs, including labor costs, and the Company’s ability to manage its cost structure; (xii) fluctuations in the availability of food ingredients and packaging materials that the Company uses in its products; (xiii) the Company’s ability to protect its brand names and trademarks; (xiv) new regulations governing the import and export of goods between the UK and the European Union as a result of Brexit, as well as the potential adverse impact of Brexit on currency exchange rates, global economic conditions and cross-border agreements that affect the Company’s business; (xv) loss of the Company’s financial arrangements with respect to receivables factoring; (xvi) the loss of any of the Company’s major customers or a decrease in demand for its products; (xvii) economic conditions that may affect the Company’s future performance including exchange rate fluctuations; (xviii) the Company’s ability to successfully interpret and respond to key industry trends and to realize the expected benefits of its responsive actions; (xix) the Company’s failure to comply with, and liabilities related to, environmental, health and safety laws and regulations; (xx) changes in applicable laws or regulations; and (xxi) the other risks and uncertainties disclosed in the Company’s public filings and any other public disclosures by the Company. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date of such statements and, except as required by applicable law, the Company does not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This release and referenced conference call is provided for informational purposes only and does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this press release in any jurisdiction in contravention of applicable law.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.